Vinsent

Connecting Wine Lovers and Makers

February 2021



The wine market

$350B+ Global wine market

$78B Global **Fine Wine** market ($20+/ bottle)

$10B+ USA **Fine Wine** market

50K+ Wineries across the world

5% Of wine is sold online (globally)

Sources: GLOBAL WINE MARKET FORECAST 2017-2025, GLOBAL TRENDS 2018, STATE OF THE WINE INDUSTRY REPORT 2019, Luxury Marketing Report


The problems
Vinsent

Inefficient supply chain

Up to ⅔ of retail revenue goes to distribution channels, and only ⅓ to the wineries

Long financial cycle

It takes between 1-3 years for wineries to start monetizing their products - i.e. wines.

No loyalty

Disconnect between vintner and buyer prevents from building customer loyalty

Authenticity at risk

20% of wines purchased estimated to be “fake-wine,” exposing consumers to fraud and lost revenue for winery

Sources: EY WINE MARKET REPORT

Our vision

To reinvent the way people buy, own and experience wine by **connecting** wineries and wine consumers **directly** in **one single digital and trusted place**




Vinsent



The COVID 19 effect


% OF REGULAR WINE DRINKERS WHO PURCHASE WINE ONLINE: 2020 VS. 2017
US market sees most significant rise in the proportion of regular wine drinkers purchasing wine online, accelerated by the impact of Covid-19; a quarter of US wine drinkers now use online channel for wine purchase
wine intelligence
Population of online wine purchasers 2020 [millions]
China 27.3
USA 19.3
Brazil 10.6
UK 8.8
Japan 5.8
Germany 5.4
Australia 2.9
Canada 1.1
Netherlands 1.0
Sweden 0.9
Belgium 0.5
HK 0.4
Singapore 0.4
Portugal 0.3
Canada 3% - 6%
USA 14% - 25%
UK 30% - 34%
Netherlands 11% - 12%
Belgium 5% - 11%
Portugal 5% - 7%
Germany 17% - 20%
China 41% - 52%
Japan 23% - 25%
Hong Kong 10% - 21%
Singapore 18% - 19%
Brazil 26% - 28%
Australia 30% - 31%
% who have purchased wine online in the past 6 months
Base = Regular wine drinkers in each country*
Statistically significantly higher than in 2017
Source: Wine Intelligence calibration studies 2020
Wine Intelligence Vinitrac® Global, 2017-2020, n>=600 regular wine drinkers in each market
*Regular wine drinkers defined as:
• Those who drink wine at least once per month in Canada, US, UK, Brazil, Portugal, Belgium, Netherlands, Germany, Japan, Australia
• Urban upper-middle class semi-annual imported wine drinkers in China
• Semi-annual wine drinkers (aged 18-60 with monthly household pre-tax income HKD15k+(million))
vinitrac.

Vinsent



What exists today?

- Wineries which have developed their online presence through SAAS platforms
- Retailers that have created online shops
- Dedicated wine ecommerce players (such as wine.com) that buy wine from local distributors -- no direct connection to winery

Vinsent


9:41
Wine Futures
Argaman Reserve by Jezreel Valley Winery
Ships June 1, 2020
Original Israeli wine. Complex, balanced and spicy red wine for a unique Israeli experience. 18 months in...
Hurry up! Only 1 case left
$175 Retail $298
Red
Argaman
Jezreel Valley Winery
Israel
Solomon LOT 70 by Covenant Wines
Ships June 1, 2020
It's hard to believe, but this vintage is showing even more intensity than our first vintage. Perhaps the...
Wine futures

What is VinSent?

A **Global** digital Direct to Consumer **Marketplace** that enables wineries and wine lovers to connect **directly** and sell-buy **Fine Wine**


Jacob Ner-David

Vinsent


2020 WINE INDUSTRY DTC VENDOR FLYWHEEL
FULL STACK MARKETING AGENCIES (THAT DO DTC)
5FORESTS
GRADIENT
R\WEST
BENSON
DTC DIGITAL MARKETING
CORK&FORK
VINBOUND MARKETING
WEBSITE DESIGN & TOOLS
treefrog
Cakewalk
vintools
BUDBREAK CREATIVE
Offset
FULL SERVICE DTC MARKETING
Lunabean Media
TIN SHEETS
WINEGLASS MARKETING
VIRTUAL-VINES
CREATE
PRODUCT IMAGERY
OUTSHINERY
EMAIL SERVICE PROVIDERS
VinterActive LLC
Premier Cellar
Campaign Monitor
ActiveCampaign
SELF-SERVICE
mailchimp
verticalresponse
Constant Contact
KAJABI
emma
RESERVATIONS
tock
Commerce7
cellarpass
vinovisit
Wine Routes
TELEMARKETING
Chatterbox
TeleWine
VinoPRO
VITIS VINIFERA
ENGAGE
SOCIAL MEDIA MANAGEMENT
Sendible
Hootsuite
sproutsocial
agorapulse
buffer
FALCONSOCIAL
BRAND24
FULL STACK DTC (E-COMM, CLUB, POS)
Commerce7
truvi
vinSUITE
WINEDIRECT
Loyal
eCellar
GRAPEGEARS
ORDERPORT
ACTIV8
AMS
ORION
captina
Troly
BLACKBOXX
VinNOW
Xudle
TrueCommerce
CRU
FULFILLMENT
VINGO
WINEDIRECT
COPPER PEAK LOGISTICS
wineshipping
WINE LOGISTICS
PACK n SHIP DIRECT
NORTH WINE
SPECIALTY FULFILLMENT
PREMIUM WINE DELIVERY
Vin Delivery
VINOSHIPPER
VINUM 55
MANAGE
E-COMM & CLUB
VineSpring
FIGURE
VINES
COMPLIANCE
wine compliance
shipCOMPLIANT by sovos
Holtzclaw Compliance
Avalara
ACCOUNTING
quickbooks
AMS
Microsoft Dynamics NAV
ORION
ORACLE JD EDWARDS
ON PREMISE POS
Revel
Square
quickbooks
Retail Management Solutions
Microworks
DTC MARKETPLACES
Vinsent
DTC STRATEGY
Ving DIRECT
GROW
REPORTING DASHBOARDS
dash.
CommunityBenchmark
WinePulse
Cobalt
DTC COACHING
WISE ACADEMY
Elizabeth Slater
NAPA VALLEY WINE ACADEMY
SUCCESS STRATEGIES
BUSINESS INTELLIGENCE
EMETRY
ENOLYTICS
CustomerVineyard

In the 2020 landscape mapping done by the wine analytics firm Emetry, a new category had to be created for Vinsent as :

The only true DtC two sided Marketplace



Our strategy

Connect wineries and wine lovers by :

Enabling purchase from wineries of:

- Wine still in the barrel (i.e. “Wine Future”)
- “Ready to Ship” wine

Creating a sense of experience and community

that does not currently exist in online (or offline) wine commerce

With exclusive content and engagement

Vinsent


Vinsent

Why Blockchain?

Tokenizing wine to allow to :

- Trace it down the chain
- Authenticate it is genuine (when in the bottle)
- Trade it in a secure & easy way (before and after it is bottled)

* 20% of wines purchased estimated to be "fake-wine," exposing consumers to fraud and lost revenue for winery (Sources: EY WINE MARKET REPORT)

*Recent case (Jan 2021) of mega fraud in China :https://vino-joy.com/2021/01/08/police-busts-biggest-fake-penfolds-operation-in-china/?utm_source=Daily+Wine+News&utm_campaign=f013393c10-DWN_2020_DECEMBER_14_COPY_01&utm_medium=email&utm_term=0_1787000e4c-f013393c10-223156509



9:41
Explore Wines
JEZREEL
Argaman Reserve by Jezreel Valley Winery
Winery rating: ★ 4.2 | Ships June 1, 2020
Original Israeli wine. Complex, balanced and spicy red wine for a unique Israeli experience. 18 months in...
$400 Retail $623.88
Per case (12 bottles of 750ml)
Hurry up! Only 1 case left
Red
Argaman
Jezreel Valley Winery
Israel
Covenant
Solomon LOT 70 by Covenant Wines
Explore

Our achievements SO FAR

TECH

- Launched full digital marketplace with consumer facing app on iOS, Android and web, and a blockchain ledger on RVN blockchain for "future" wines
- Creation of the first virtual cellar - crypto wallet

OPERATION

- Established curation team of 'ambassadors' in Europe
- Onboarded 100+ wines (Futures and Ready to Ship) from boutique wineries in leading terroirs
- Solved logistics and legal hurdles - Shipped to 15 countries

BUSINESS

- Initiated marketing focused on a US curated base of consumers and reached monthly revenues of $75K in Jan 2021
- Established strategic partnerships for B2B2C Logistics

Vinsent

Our NEXT STEPS

WINERY-SIDE PLATFORM


Good Morning
Yehuda Nahar
Your Wines
LIVE

P2P TRADING PLATFORM


VinExchange
Argaman Reserve
By Jezreel Vally Winery
$470
Sell
Buy
We found you
Argaman Reserve by
Jezreel Valley Winery
At $963
Keep looking
Buy
I don't want this wine anymore ›

Vinsent

TECH

- Enhance the digital journey: discovery, recommendations, exclusive content and sense of community
- Launch a winery-facing onboarding and management platform to ease engagement and analytics (including upselling Professional Services in digital marketing)
- Blockchain :
  Launch P2P trading platform for wine future.
  Register bottles on Blockchain

OPERATION

- Add new wines, new geography focus
- Optimize logistics routes and tracking

MARKETING

- Enhance Content Marketing
- Deploy multi channel Digital Marketing Plan
- Expand partnerships



Our team



Jacob Ner-David
Chief Executive Officer



Gil Picovsky
Chief Operation Officer



Habib Hinn
Dev Lead



Mike Wolman
Digital Marketing Manager



Jordan Erasmus
Social Media and Analytics Manager



Gerard Spatafora
Chief Winery Ambassador



Kim Loranger
Content Manager



Our advisors

Vinsent



Jennifer Williams-Bulkeley
Founder and CEO of Vinolytics



Tron Black
President Raven Foundation



Adam Ghahramani
Former Product manager for Wine Spectator's mobile portfolio



Tim Clew
Managing Partner
The Wine Trust



Jeff Pulver
Tech Visionary



Our funding history

Vinsent

- Vinsent has raised **$2.75M** to date.
- Medici Ventures, the blockchain arm of Overstock (NASDAQ: OSTK), invested **$2.5M** in cash and in software development services and incubated Vinsent in Salt Lake City till October 2020.
- Vinsent started as an Israeli based company and migrated to the US beginning of 2021 to be closer to its target market.
- **Vinsent is starting a Reg CF (crowd funding) capital raise on the Dalmore Group CF platform.**



Visit us on: www.vinsent.wine

Cheers !

Vinsent